UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2019

Commission File Number: 001-37993

OBSEVA SA

(Translation of registrant’s name into English)

Chemin des Aulx, 12

1228 Plan-les-Ouates

Geneva, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated July 18, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ObsEva SA

Date: July 18, 2019	By:	/s/ Ernest Loumaye
Name Ernest Loumaye Title: Chief Executive Officer

Exhibit 99.1

ObsEva to Increase Issued Share Capital by Creating Additional Treasury Shares

Geneva, Switzerland and Boston, MA – July 18, 2019 – ObsEva SA (NASDAQ: OBSV / SIX: OBSN), a Swiss clinical-stage biopharmaceutical company focused on the development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy, announced today that its board of directors approved an increase of its share capital from 45,491,616 to 48,555,664 through the issue of 3,064,048 new registered shares at an issue price of 1/13 of a Swiss Franc each. The new shares, to be issued out of the company’s authorized capital, will be fully subscribed for by ObsEva USA Inc., its 100% wholly owned subsidiary, and listed on the SIX Swiss Exchange on or around July 23, 2019. The transaction has been decided to provide the group with additional treasury shares that can be used in the future to raise funds in an efficient manner, as well as for the equity plans of the company and its subsidiaries.

About ObsEva

ObsEva is a clinical-stage biopharmaceutical company focused on the clinical development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on treating endometriosis, uterine fibroids, preterm labor and improving IVF outcomes. ObsEva is listed on The NASDAQ Global Select Market and is trading under the ticker symbol “OBSV”. For more information, please visit www.ObsEva.com.

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For further information, please contact:

Media Contact Switzerland and Europe:

Christophe Lamps

Dynamics Group

cla@dynamicsgroup.ch

+41 22 308 6220 Office

+41 79 476 26 87 Mobile

Media Contact U.S.:

Marion Janic

RooneyPartners LLC

mjanic@rooneyco.com

+1 212 223 4047 Office

+1 646 537 5649 Mobile

CEO Office Contact:

Shauna Dillon

Shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact:

Mario Corso

Senior Director, Investor Relations

mario.corso@obseva.com

+1 857 972 9347 Office

+1 781 366 5726 Mobile